Exhibit 7.01

MOSSIMO ACQUISITION CORP.

2016 Broadway

Santa Monica, California 90404

November 12, 2005

Special Committee of the Board of Directors

Mossimo, Inc.

2016 Broadway

Santa Monica, California 90404

Gentlemen:

Due to the Special Committee’s withdrawal of, and refusal upon our request to reconfirm, its approval and recommendation of the Offer and the Merger, as those terms are defined in that certain Agreement and Plan of Merger, dated as of September 21, 2005, by and among Mossimo, Inc., Mossimo Acquisition Corp., Mossimo Holding Corp. and Mossimo Giannulli (the “Merger Agreement”), Mossimo Acquisition Corp. hereby terminates the Merger Agreement pursuant to Section 7.1.5 of the Merger Agreement.

As provided in Section 8.2 of the Merger Agreement, Mossimo Acquisition Corp. is entitled to be reimbursed by Mossimo, Inc., for all expenses incurred by each of Mossimo Acquisition Corp., Mossimo Holding Corp. and Mossimo Giannulli in connection with the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement.  We will provide the total amount owed pursuant to this provision as soon as these expenses can be finalized.

Mossimo Acquisition Corp., Mossimo Holding Corp. and Mossimo Giannulli intend to announce the termination of the Merger Agreement prior to the market opening on Monday, November 14, 2005.

Sincerely,

MOSSIMO ACQUISITION CORP.

/s/ Mossimo Giannulli

Mossimo Giannulli
President and Chief Executive Officer